UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13G
                   (Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

     Under the Securities Exchange Act of 1934



       Compass Plastics & Technologies, Inc.
                 (Name of Issuer)


      Common Stock, par value $.0001 per share
           (Title of Class of Securities)

                    203915 10 3
                  (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203915 10 3

1.       NAME OF REPORTING PERSON(S)
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      N/A
         (b)      N/A

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

5.       SOLE VOTING POWER

                  Total of 867,144 shares of Common Stock only upon conversion (on an as converted basis), consisting of the following:

            (i)   447,144 shares of Common Stock owned beneficially; and

           (ii) 420,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price of $6.75 per share.

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

                  Total of 867,144 shares of Common Stock only upon conversion (on an as converted basis), consisting of the following:

            (i)   447,144 shares of Common Stock owned beneficially; and

           (ii) 420,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price of $6.75 per share.

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         Total of 867,144 shares of Common Stock only upon conversion (on an as converted basis), consisting of the following:

            (i)   447,144 shares of Common Stock owned beneficially; and

           (ii) 420,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price of $6.75 per share.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.35% of Common Stock

12.      TYPE OF REPORTING PERSON*

         IV

         Item 1.

           (a)      Name of Issuer:
                    Compass Plastics & Technologies, Inc.

           (b)      Address of Issuer's Principal Executive Offices:
                    15730 South Figueroa Street
                    Gardena, California  90248

         Item 2.

           (a)      Name of Person Filing:
                    Sirrom Capital Corporation

           (b)      Address of Principal Business Office, or if None, Residence:
                    500 Church Street, Suite 200
                    Nashville, Tennessee  37219

           (c)      Citizenship:
                    Tennessee

           (d)      Title of Class of Securities:
                    Common Stock, par value $.0001 per share

           (e)      CUSIP Number:
                    203915 10 3

         Item 3.            Filing Pursuant to Rule 13d-1(b):

                           This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under Section 8 of the Investment Company Act.

         Item 4.           Ownership.

                           If more than five percent of the class is owned, indicate:

           (a)      Amount beneficially owned:
                    Total of 867,144 shares of Common Stock only upon conversion (on an as converted basis), consisting of the following:

               (i)     447,144 shares of Common Stock owned beneficially; and

              (ii)    420,000   shares  of  Common   Stock
                      issuable  pursuant to an immediately
                      exercisable    warrant   having   an
                      exercise price of $6.75 per share.

          (b)      Percent of class:
                   16.35% of Common Stock

          (c) Number of shares as to which such person has:

              (i)     Sole  power to vote or direct  the
                      vote:
                      Total of  447,144  shares  of Common
                      Stock,  with an  additional  420,000
                      upon exercise of warrants.

             (ii)     Shared power to vote or to direct the vote:
                      N/A.

            (iii)     Sole  power to  dispose or to direct
                      the disposition of: Total of 447,144
                      shares  of  Common  Stock,  with  an
                      additional  420,000 upon exercise of
                      warrants.

            (iv)      Shared power to dispose or to direct the disposition of:
                      N/A.

         Item 5.           Ownership of Five Percent or Less of a Class.
                           N/A

         Item 6.           Ownership of More Than Five Percent on Behalf of
                           Another Person.
                           N/A

         Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
                           N/A

         Item 8.           Identification and Classification of Members of the
                           Group.
                           N/A

         Item 9.           Notice of Dissolution of Group.
                           N/A

         Item 10.          Certification.
                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                     SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March  30, 1998                             SIRROM CAPITAL CORPORATION


                                                     By: /S/ Carl W. Stratton
                                                         Carl W. Stratton
                                                         Chief Financial Officer